T 604.682.3701	Suite 400, 455 Granville Street	info@coralgold.com
F 604.682.3600	Vancouver, BC V6C 1T1	www.coralgold.com

January 10, 2011	Trading Symbols: TSX Venture – CLH US: OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL DRILLS 1.52m OF 6.24 G/T AU AT ROBERTSON, NEVADA

Coral Gold Resources Ltd. is pleased to announce results from the final five diamond core holes drilled at Corals Robertson property in Crescent Valley Nevada.

These holes were part of a 15 hole diamond core program.

The holes, CC10-10 to CC10-15 are vertical and range from 400 to 600 feet in depth (122 to 183 metres) hole CC10-10 was on the Altenburg Hill zone.

Hole CC10-11 was drilled on the lower Triplet Gulch zone but was abandoned at shallow depth due to very poor core recovery and slow progress.

Holes CC10-12 thru CC10-15 were drilled on the west end of the Gold Pan Zone.

The program was designed to twin 2008 RC holes in order to provide material for metallurgical test work. This will consist of column leach tests by McLelland Labs in Reno, Nevada.

All samples were collected by Robert McCusker, a qualified person as defined by N143-101 and were fire assayed by ALS Minerals Labs using an AA finish.

Results of the five holes compared to the twinned RC holes (where applicable) are as follows:

Hole ID	From (ft)	To (ft)	Thickness (ft)	Au oz/t	Thickness (m)	Au g/t
CC10-10	30	50	20	0.014	6.10	0.48
	80	115	35	0.012	10.67	0.41
	185	275	90	0.021	27.43	0.72
	315	325	10	0.042	3.05	1.44

CR08-19	40	115	115	0.027	35.05	0.93
	175	235	65	0.018	19.81	0.62
	265	280	15	0.071	4.57	2.43

CC10-11	NO RESULTS (ABANDONED)

CC10-12	130	165	35	0.022	10.67	0.75
	250	270	20	0.031	6.10	1.18
	285	345	60	0.024	18.29	0.82

CR08-18	245	265	20	0.031	6.10	1.18
	285	350	65	0.039	19.81	1.34

HOLES CC10-13 THRU CC10-15 DID NOT TWIN EARLIER HOLES

CC10-13	0	45	45	0.044	13.72	1.51
	0	15	15	0.106	4.57	3.63
	65	120	55	0.012	16.76	0.41
	245	255	10	0.019	3.05	0.65
	320	335	15	0.020	4.57	0.69

CC10-14	65	100	35	0.013	10.67	0.45
	145	235	90	0.019	27.43	0.65
	295	305	10	0.032	3.05	1.10

CC10-15	95	105	10	0.018	3.05	0.62
	150	180	30	0.019	9.14	0.65
	215	315	100	0.022	30.48	0.75
	215	220	5	0.182	1.52	6.24

We are pleased to see grade improvement from historic RC to current diamond core holes.  Also we are excited to be working towards having a new PEA by the middle of this year.

Coral Gold, incorporated in 1981 continues to explore and develop a series of strategic claims along the Cortez Gold trend known as the Robertson Project. Coral has an inferred gold resource of 3.4 million ounces.  The company notes that gold assays from drilling completed in 2008 and 2010 are not included in the current 3.4-million-ounce gold-inferred resource. This data is being input into a new resource estimate. All the latest drilling and new metallurgical work will be used in a new NI 43-101-compliant independent Preliminary Economic Assessment anticipated for mid-2011. A PEA is designed to illustrate the project viability in the current cost environment.

For more information on the Robertson Property and Coral Gold’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.